UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 9, 2023

(Date of Report (Date of earliest event reported))

Fundrise eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

CNP 36 Controlled Subsidiary

On March 23, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “CNP 36 Controlled Subsidiary”), for an initial purchase price of approximately $1,150,000, which was the initial stated value of our equity interest in the CNP 36 Controlled Subsidiary (the “CNP 36 Investment”). The CNP 36 Controlled Subsidiary used the proceeds to acquire an existing 1,211 square foot single family home located on a 7,500 square foot lot in the Palms/Culver City neighborhood of Los Angeles (the “CNP 36 Property #1”). Details of this acquisition can be found here.

On May 3, 2018, the CNP 36 Controlled Subsidiary acquired an adjacent tax parcel comprising approximately 8,354 square feet (the “CNP 36 Property #2”, and together with CNP 36 Property #1, the “CNP 36 Properties”). Details of this acquisition can be found here.

The business plan for the CNP 36 Properties was to perform pre-development work to achieve entitlements that would allow for the CNP 36 Properties to be subdivided from 2 lots into 12 smaller lots to make way for denser single-family home construction on the site. Following successful achievement of certain entitlements, we planned to sell the CNP 36 Properties to a developer or builder who would see the project through and ultimately build the homes.

The entitlement approval to allow for the subdivision of the site, and subsequently a new tract map of the CNP 36 Investment, was approved on August 24, 2020. Following this milestone, we decided to forgo pursuing further entitlements and instead marketed the property for sale. However, changes to certain zoning regulations and general rising costs negatively impacted property value, slowing the overall sales market.  This, combined with the outbreak of the COVID-19 pandemic in early 2020, resulted in holding the CNP 36 Investment until market conditions normalized.

Once market conditions normalized, the CNP 36 Controlled Subsidiary experienced security and entitlement issues that hindered salability.  The CNP 36 Investment was previously under contract with another buying party, but ultimately the contract was canceled due to the aforementioned issues.

However, on September 8, 2023, the CNP 36 Controlled Subsidiary sold the CNP 36 Properties for a sales price of approximately $3,600,000 to a Los Angeles-based developer (the “Buyer-Borrower”).

To finance the Buyer-Borrower’s acquisition of the CNP 36 Properties, a first mortgage bridge loan was provided by Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”). The loan has a principal balance of $2,100,000 and bears interest at 8.0% per annum, with an initial term of nine (9) months (the “CNP 36 Senior Loan”). The Buyer-Borrower has the option to extend the CNP 36 Senior Loan for one three (3) month period at a stepped-up interest rate of 9.0% per annum, subject to certain conditions. We subsequently acquired the CNP 36 Senior Loan from Fundrise Lending. Cash proceeds from the sale totaled approximately $1,300,000, net of the mortgage financing and closing costs.

An officer of the Buyer-Borrower provided customary springing, carve-out, and completion guarantees.

As the CNP 36 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 2, 2023